UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2023 (Report No. 3)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Underwritten Public Offering

On March 31, 2023, PolyPid Ltd. (the “Company”) closed an underwritten public offering (the “Public Offering”) of 14,660,000 ordinary shares (the “Shares”) of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at a purchase price of $ 0.42 per Share (the “Public Offering Price”), for aggregate gross proceeds of approximately $6.2 million, pursuant to an underwriting agreement (the “Underwriting Agreement”) between the Company and Newbridge Securities Corporation (the “Underwriter”), dated March 29, 2023. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 30-day option to purchase up to an additional 2,199,000 Shares solely to cover over-allotments, if any (the “Over-Allotment Option”), at the Public Offering Price less the underwriting discounts and commissions.

At closing, the Company issued a total of 16,859,000 Shares (including 2,199,000 Shares issued pursuant to the exercise by the Underwriter of the Over-Allotment Option), for aggregate net proceeds of approximately $6.5 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Public Offering to fund ongoing clinical activities and development of D-PLEX100, working capital and other general corporate purposes.

The Shares were offered, issued and sold to the public pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-257651) previously filed with the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on July 9, 2021, the related preliminary prospectus supplements dated March 28, 2023, and the final prospectus supplement dated March 29, 2023.

Pursuant to the Underwriting Agreement, subject to certain exceptions, the Company and the Company’s officers and directors have agreed not to sell or otherwise dispose of any of the Company’s securities held by them for a period of 90 days following the closing of the Public Offering without first obtaining the written consent of the Underwriter.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriter of the Company, its directors and officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The legal opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the Shares is attached as Exhibit 5.1 to this Form 6-K.

Private Placement Offering

On March 29, 2023, the Company closed a private placement offering (the “Private Offering”), of pre-funded warrants (the “Pre-Funded Warrants”), to purchase up to 10,357,139 Ordinary Shares (the “Pre-Funded Warrant Shares”) at a purchase price of $0.4199 per Pre-Funded Warrant, for aggregate gross proceeds of approximately $4.4 million, pursuant to a securities purchase agreement (the “Purchase Agreement”), between the Company and certain of the Company’s existing shareholders dated March 29, 2023. The Company intends to use the net proceeds from the Private Offering to fund ongoing clinical activities and development of D-PLEX100, working capital and other general corporate purposes.

The Pre-Funded Warrants were exercisable immediately upon issuance, have an exercise price of $0.0001 per Pre-Funded Warrant; provided, however, that the exercise of the Pre-Funded Warrants is subject to the increase of the Company’s authorized share capital. The Company intends to seek shareholder approval to increase its authorized share capital at the Company’s 2023 annual meeting of shareholders.

The Pre-Funded Warrants and the Pre-Funded Warrant Shares were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. The Pre-Funded Warrants and the Pre-Funded Warrant Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Pre-Funded Warrants and the Pre-Funded Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the Purchase Agreement and the Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to form of Purchase Agreement and the form of Pre-Funded Warrant, which are attached as Exhibits 10.1 and 4.1, to this Form 6-K and are incorporated herein by reference.

On March 28, 2023, the Company issued a press release titled: “PolyPid Announces Proposed Underwritten Public Offering of Common Stock,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

On March 29, 2022, the Company issued a press release titled: “PolyPid Announces Pricing of $6.2 Million Underwritten Public Offering of Ordinary Shares and Concurrent $4.4 Million Private Placement of Pre-Funded Warrants,” a copy of which is furnished as Exhibit 99.2 with this Form 6-K.

On March 31, 2023, the Company issued a press release titled:

PolyPid Announces Closing of Underwritten Public Offering, Including Full Exercise of Overallotment Option, and Concurrent Private Placement with $11.4 Million in Aggregate Gross Proceeds,” a copy of which is furnished as Exhibit 99.3 with this Form 6-K.

Amendment to Credit Agreement

On March 29, 2023, the Company entered into an amendment (the “Amendment”) to a secured line of credit agreement (the “Credit Line”), dated April 5, 2022, by and between the Company and Kreos Capital VI (Expert Fund) LP (“Kreos”). Pursuant to the Amendment, 70% of the remaining principal and interest repayments under the Credit Line will be delayed and repaid on a monthly equal basis from August 2024 to May 2026. The amended secured loan now bears interest at a rate of 10.00%, and the Company will pay a restructuring fee to Kreos consisting of 1.00% on close of the Amendment and an incremental 3.00% at maturity. In return for this additional deferral of repayment, Kreos has the right to receive a potential claw back payment on account of the then outstanding principal amount. This claw back mechanism will be triggered by additional incoming funds from future partnership agreement or additional financing. If triggered, the minimum claw back to be paid is $1.5 million but will not exceed $3 million. Further, the outstanding warrants Kreos received under the Credit Line were repriced to have an exercise price of $0.42 per Ordinary Share.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Underwriting Agreement, date March 29, 2023, by and between the Company and the Underwriter.
4.1	Form of Pre-Funded Warrant.
5.1	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.)
10.1	Form of Securities Purchase Agreement, dated March 29, 2023, by and between the Company and the purchasers named therein.
10.2+	Amendment, dated March 29, 2023, by and between the Company and Kreos.
99.1	Press release issued by the Company on March 28, 2023, titled “PolyPid Announces Proposed Underwritten Public Offering of Common Stock.”
99.2	Press release issued by the Company on March 29, 2023, titled “PolyPid Announces Pricing of $6.2 Million Underwritten Public Offering of Ordinary Shares and Concurrent $4.4 Million Private Placement of Pre-Funded Warrants.”
99.3	Press release issued by the Company on March 31, 2023, titled “PolyPid Announces Closing of Underwritten Public Offering, Including Full Exercise of Overallotment Option, and Concurrent Private Placement with $11.4 Million in Aggregate Gross Proceeds.”

+	Certain information contained in this Exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: March 31, 2023	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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